VIA FACSIMILE
							September 14, 2005

Mr. Larry C. Shumate
President and Chief Executive Officer
Excalibur Industries, Inc.
12060 FM 3083
Conroe, Texas

Re:	Excalibur Industries, Inc.
	Preliminary Proxy on Schedule 14A
      Amended August 30, 2005
Annual Report on Form 10-KSB for year ended December 31, 2004 and
Quarterly Report on Form 10-QSB for the period ended March 31,
2005
      Amended August 30, 2005
	File No. 0-30291

Dear Mr. Shumate:

      We have reviewed your amended filing and have the following comments. After reviewing your response, we may raise additional comments.

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005

Note 4 - Common Stock, page 6

1. Please tell us how you accounted for the 29,998,500 shares of restricted stock granted to your officers and directors, including the amount of compensation expense recorded. Please refer to the accounting literature used to determine the appropriate accounting.
Address how the vesting terms of the awards impacted your accounting.
Also, given that your stock traded at approximately 3 cents on May 11, 2005, please provide us with a comprehensive explanation as to how you determined it was appropriate to value these shares at par.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik at (202) 551- 3692 or Jeanne Baker at
(202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or me at with any other questions.


      Sincerely,


	Pamela A. Long
      Assistant Director
CC:	Mark Indeglia
      (949) 851-5940



Larry C. Shumate
Excalibur Industries, Inc.
Page 1 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE